Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

REPAYMENT OF THE FIRST TRANCHE OF MEDIUM-TERM NOTES DUE IN 2014

Reference is made to (i) the announcement and the circular of Guangshen Railway Company Limited (the “Company”) dated 29 April 2009 and 8 May 2009, respectively, in relation to, among other things, the proposed issue of medium-term notes (the “MTN”) of a principal amount not exceeding RMB4 billion; and (ii) the overseas regulatory announcement of the Company dated 18 December 2009 in relation to results of issue of the first tranche of the MTN (the “First Tranche Notes”).

On 16 December 2009, the Company issued the First Tranche Notes of a principal amount of RMB3.5 billion. The fixed interest rate of the First Tranche Notes is 4.79% per annum. Payment due date of the First Tranche Notes is 17 December 2014.

The board of directors of the Company (the “Board”) is pleased to announce that on 17 December 2014, the Company repaid in full the outstanding principal amount of the First Tranche Notes plus all accrued and unpaid interest thereon in a total amount of RMB3,667,650,000.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

17 December 2014

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Huang Xin

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting